Exhibit 99.2

September 30, 2020

Special Committee of the Board of Directors

TeleNav, Inc.

4655 Great America Parkway,

Suite 300

Santa Clara, CA 95054

Gentlemen:

V99, Inc., a Delaware corporation (“V99”, “we”, “our” or “us”), is hereby pleased to offer to acquire all of the issued and outstanding shares of the common stock of TeleNav, Inc. (the “Company”) for a purchase price equal to a 20% premium over the closing share price on the date hereof. This valuation is subject to the completion of our confirmatory due diligence as outlined below. We expect that the transaction would be structured as a reverse triangular merger. There will be no financing contingency associated with this offer. Through this offer, it is our intention that the Company becomes a privately owned subsidiary of V99.

We believe that our offer is beneficial to and in the best interest of the Company and its public stockholders, particularly when viewed against the costs involved in remaining a public company and the limited liquidity available to the Company’s stockholders in the public market and limited trading volume of the Company’s shares.

It is our expectation that the Special Committee of Independent Directors appointed by the Company’s Board of Directors will consider our proposal, together with its legal and financial advisors, and will make a recommendation to the Company’s Board of Directors with respect to any transaction. We will not move forward with the transaction unless it is approved by such Special Committee. We note that since Dr. Jin is the founder and the Chief Executive Officer of the Company, unlike other potential buyers, we may waive the completion of due diligence as a condition to the closing of our transaction. With the foregoing caveat, the proposed transaction will be subject to (i) the completion of due diligence, including financial, legal, accounting, tax and business and operations diligence, with results satisfactory in our sole discretion; (ii) successfully obtaining all required or advisable stockholder and regulatory approvals, including: (a) non-waivable condition requiring approval of a majority of the shares of the Company not owned by V99 or its affiliates, (b) termination or expiration of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder; (iii) expiration of a “go-shop” period to be agreed upon from the date of the signing of the merger agreement for the potential transaction, during which the Company is permitted to solicit other offers that are superior to our offer, subject to our right to match such offers; (iv) negotiation of a mutually satisfactory definitive agreement and related transaction documentation, which would include a reasonable break-up fee provision to be agreed upon in the event that the Company accepts another offer that is superior to our offer; and (v) such other terms and conditions as are usual and customary in comparable transactions. We welcome the opportunity to discuss the potential transaction with the Special Committee.

This letter and our expression of interest are non-binding, do not constitute an offer capable of acceptance or other binding commitment or obligation, and we may terminate discussions regarding this expression of interest or the potential transaction at any time and for any or no reason. No commitment, including any obligation to negotiate, and no binding obligation on the part of us shall arise with respect to this expression of interest or the potential transaction unless and until such time as relevant formal, definitive agreements with respect to such transaction are executed and delivered by the parties thereto, and then only to the extent set forth in such formal, definitive agreements.

We have engaged Norton Rose Fulbright US LLP as our U.S. legal advisor. We and Norton Rose Fulbright US LLP look forward to working with the Special Committee and its advisors. We welcome the opportunity to present our proposal to the Special Committee and its advisors as soon as possible.

Dr. Jin, our founder and Chief Executive Officer and we intend to promptly file a joint Schedule 13D, including a copy of this letter, with the Securities and Exchange Commission. We are confident that you will agree that it is in all of our interests to ensure that we otherwise proceed in a confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

Thank you for your consideration. We look forward to your response.

Sincerely,

V99, Inc.

By:	/s/ H.P. Jin
Name: H.P. Jin
Title: Chief Executive Officer